March 15, 2017

Via EDGAR, Federal Express and Electronic Mail

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, D.C. 20549

Attention:	Barbara C. Jacobs
Ivan Griswold

Re:	Veritone, Inc.

Draft Registration Statement on Form S-1 Submitted on January 27, 2017

CIK No. 0001615165

On behalf of Veritone, Inc. (the “Company”), we have set forth below the Company’s responses to the letter of comments from the Staff of the Securities and Exchange Commission (the “Commission”) to the Company dated February 16, 2017 (the “Comment Letter”), with respect to the Company’s Draft Registration Statement on Form S-1 that was confidentially submitted on January 27, 2017 (the “Draft Registration Statement”). The Draft Registration Statement was submitted partly in response to the Staff’s initial comment letter dated December 9, 2016 with respect to the initial draft registration statement on Form S-1 confidentially submitted by the Company on November 14, 2016.

In response to the Comment Letter, we are filing this response letter together with the public filing of the Registration Statement on Form S-1 via EDGAR (the “Registration Statement” or “Form S-1”) and are providing the Staff with a marked copy of the same indicating all of the changes made to the Draft Registration Statement.

The numbered paragraphs below restate the numbered paragraphs in the Comment Letter in bold and italics, and the discussion set forth below each such paragraph is the Company’s response to the Staff’s comment. Unless indicated otherwise, the page numbers referenced in the Company’s responses below refer to page numbers in the Registration Statement. Capitalized terms used in this letter but not otherwise defined herein shall have the meanings ascribed to such terms in the Registration Statement.

General

1.	We note your response to prior comment 1, where you state that the company intends to voluntarily comply with corporate governance requirements under NASDAQ rules, and does not intend to rely on corporate governance exemptions. However, we continue to believe that your prospectus summary and risk factor section should reflect that you are a controlled company, irrespective of whether you intend to voluntarily comply with applicable corporate governance rules.

In response to the Staff’s comment, the Company advises the Staff that it has eliminated the Class B common stock, which gave Chad and Ryan Steelberg the supermajority voting rights. Accordingly, they will no longer beneficially own more than 50% of the Company’s voting securities following the completion of the offering. Accordingly, we have removed all references in the Form S-1 to the controlled company governance exemptions. Please note that we have contacted NASDAQ to confirm that the existence of the Voting Agreement between the Company and certain of its stockholders (Exhibit 4.3 to the Registration Statement) will not result in the classification of the Company as a controlled company.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Media Agency Business, page 46

2.	Your response to prior comment 6 indicates that you track certain key performance indicators related to your Media Agency Business, such as the number of new agency contracts entered into per period, the total number of active agency contracts, the media dollars placed per customer per period and the net revenue recognized per customer per period. While you identify these metrics in your revised disclosure, you have not provided the data for these metrics for the periods presented. Please revise or advise.

In response to the Staff’s comment, the Company has revised the disclosures on pages 45 and 57 of the Registration Statement to update the Company’s key performance metrics and to provide the data for such metrics, including the number of new agency customers, number of active agency customers and the average media dollars placed per agency customer for the fiscal periods ended December 31, 2016 and 2015.

Recently Issued Accounting Pronouncements, page 56

3.	We note on page 5 that you intend to take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933, as amended, for complying with new or revised accounting standards. Please revise your disclosure to reflect the correct adoption dates that would apply to private companies where appropriate. For example, unless early adopted, ASU 2014-09 as updated by ASU 2015-14 would apply to annual reporting periods beginning after December 15, 2018, and interim reporting periods within annual reporting periods beginning after December 15, 2019. This comment also applies to your disclosure of recent accounting pronouncements starting on page F-14.

In response to the Staff’s comment, the Company has revised the disclosures on pages 55 and in Note 2 of the Consolidated Financial Statements commencing on page F-13 of the Registration Statement to, among other things, reflect the correct adoption dates for ASU 2014-09 for emerging growth companies that elect to take advantage of the extended transition period for new accounting rules under the JOBS Act.

Liquidity and Capital Resources, page 62

4.	You disclose that “cash and cash equivalents balances, the proceeds from this offering and the exercise of the Acacia Primary Warrant, and the cash flows generated by our operations will be sufficient to satisfy our anticipated cash needs for working capital and capital expenditures for at least the next 12 months.” Please revise your disclosure of your expected liquidity needs by stating (i) the minimum number of months that you expect to be able to conduct planned operations and to satisfy your obligations using currently-available capital resources and (ii) the estimated deficiency in dollar terms and discuss how you plan to address the deficiency. In this regard, we note on page F-9 that based upon your current operating plan, you do not believe you will have sufficient cash to meet your projected operating requirements through September 30, 2017 unless you raise additional capital. Refer to Item 303(a)(1) of Regulation S-K.

In response to the Staff’s comment, the Company has revised the disclosures on page 62 of the Registration Statement to present the course of action it is taking to meet its debt obligations as they become due over the next twelve months. Specifically, the Company has disclosed that in March 2017 it entered into a secured convertible note financing of up to $8 million, and it has identified the expected timing for the initial public offering, which will provide the largest component of its liquidity sources for at least the next year (through the proceeds from the offering and the proceeds from the exercise of the Primary Warrant).

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, page F-10

5.	We note your response to prior comment 18 that unbilled revenue represents the gross amount that will be billed to customers. Please revise your disclosure to clarify such fact and change the description throughout the submission to avoid using “revenue”. This comment also applies to your deferred revenue when amounts billed to your customers are on a gross basis. For each period presented, quantify the amount of agent fees due to the company that is included in each of your unbilled receivable, deferred revenue, accounts receivable and accounts payable balances.

In response to the Staff’s comment, the Company notes that it has revised the disclosures on pages 68, F-3, F-6, F-9 and F-10 of the Registration Statement to change the references for “unbilled revenue” to “expenditures billable to clients.” In addition, the Company has included additional disclosures to describe the nature of this asset on pages F-9 and F-10. We have not, however, broken down the amount of agent fees that are due to the Company as we generally do not track this information separately and it is not consistent with many of our advertising contracts, pursuant to which certain of our clients pay to us the total fees for the media buy. We then pay the cost of the media purchase and just retain the balance as our commission for such media buy.

Capitalized Software, page F-12

6.	It appears you capitalize the development cost under ASC 350-40. However, we note on page F-18 that you started to capitalize certain software development costs subsequent to the point you reached technological feasibility. Revise your disclosure to clarify the criteria for capitalizing your software development costs. Also tell us which accounting literature you use to capitalize your software development cost and why you believe it is appropriate.

In response to the Staff’s comment, the Company has revised the disclosures in Note 2 to the Consolidated Financial Statements commencing on page F-11 of the Registration Statement to clarify the criteria for capitalizing software development costs, based on the guidance set forth in ASC 985-20. The Company believes that such capitalization is appropriate because the software will be licensed to external users and the technological feasibility was established through a successful beta test in July 2015, before it was released to customers in September 2015.

Earnings Per Share, page F-14

7.	You disclose on page F-19 that the holders of your preferred stock are entitled to receive non-cumulative dividends in an amount equal to or greater than those declared to holders of common stock out of funds legally available if and only when declared by the Board of Directors. Disclose how you considered the two-class method under ASC 260-10 for your loss per share calculation purpose. Further tell us how you considered including the preferred stock in the table of potentially dilutive securities that were not included in the calculation of diluted net loss per share.

In response to the Staff’s comment, the Company has revised the disclosures in Note 2 to the Consolidated Financial Statements on page F-12 of the Registration Statement to discuss the two-class method under ASC 260-10 in the calculation of loss per share as well as the treatment of preferred stock in such calculation.

Note 3. Acquisitions, page F-16

8.	We note your response to prior comment 21. However, it still is not clear to us whether common control existed among Veritone, Inc., RAC and BAT, and between Veritone, Inc. and NM, respectively, at the time of the merger and acquisitions in July 2014. Please address the following:

•	Please tell us at that time, whether any single person or entity owned the majority of voting interests of Veritone, Inc., BAT and NM, respectively. If this is not the case but rather Chad and Ryan Steelberg as a group controlled these entities, tell us whether they have signed any written agreements evidencing they would vote a majority of their shares of Veritone, Inc., BAT and NM in concert, and the date(s) when such agreements were entered into, if applicable. In this regard, we note on page 28 that your two founders, who appear to be Chad and Ryan Steelberg, will continue to control a majority of the combined voting power of your common stock, if they act collectively.

Please be advised that Newport Coast Investments, LLC (“Newport Coast”) was the majority equity owner of each of Veritone, Inc., RAC, BAT and NM at the time the merger and acquisition transactions were completed in July 2014. The grantor trusts of Chad and Cristina Steelberg (who are married) and Ryan Steelberg (who is Chad’s brother) were at the time of the NM acquisition and the RAC merger (and are currently) the managing members of Newport Coast. Each grantor trust holds 50% of the membership interests of Newport Coast, and each has shared voting and dispositive power over the securities held by Newport Coast. As such, Chad Steelberg and Ryan Steelberg were deemed to be the beneficial owners of Newport Coast (as well as each of Veritone, RAC, BAT and NM) at the time of the transactions. In making the determination that the entities were under common control, the Company utilized accounting guidance from Deloitte’s Accounting Research Tool that indicates that the SEC Staff believes that common control exists between separate entities if immediate family members hold more than 50 percent of the voting ownership interest of each entity. That same guidance also indicates that entities might be owned in varying combinations among living siblings and their children, and those situations would require careful consideration regarding the substance of the ownership and voting relationships. While no written voting agreement was in place as to the voting of the Veritone stock held by Newport Coast in July 2014, Chad Steelberg and Ryan Steelberg worked in concert to form Veritone and contribute certain assets of BAT and the membership interest of NM to Veritone; and since then, they have collaborated to develop the Company’s business in their roles as Chief Executive Officer and President, respectively. Based on these factors, the Company accounted for the RAC merger and NM acquisition as common control mergers as Newport Coast was their majority owner as well as the majority owner of Veritone, Inc., and Newport Coast was controlled by two brothers, Chad Steelberg and Ryan Steelberg.

•	If you believe common control did not exist, tell us the voting and economic interest ownerships for each of Veritone, Inc., RAC and BAT immediately before the acquisition and merger transactions, and whether such ownerships changed as a result of such transactions.

In response to the Staff’s comment, the Company notes that in response to the comment in the first bullet point above and as disclosed in pages 26, 98 and 95 of the Registration Statement, common control existed among Veritone, Inc., BAT and NM at the time of the merger and acquisition transaction.

Note 5. Redeemable Preferred Stock, page F-18

9.	Please revise the description to be “Redeemable Convertible Stock” here and in the rest of the financial disclosure. Revise your disclosure to clarify how the conversion rate is impacted by the accrued liquidation preference amount. In addition, we note on page 40 you discussed the automatic conversion of all of your outstanding Series A and Series B convertible preferred stock into your common stock immediately prior to the closing of this offering and on page 102 that you will have no shares of preferred stock outstanding upon the closing of this offering. Please also disclose the automatic conversion feature in this footnote. We refer you to ASC 505-10-50-3 and 50-6.

In response to the Staff’s comment, the Company has revised the disclosures in Note 4 to the Consolidated Financial Statements commencing on page F-15 and the rest of the financial statements and notes in the Registration Statement by using the term “Redeemable Convertible Preferred Stock” when referring to its overall preferred stock class. Also, the Company updated the disclosures on page F-16 to discuss the automatic conversion feature of the preferred stock.

10.	Your response to the second bullet point of prior comment 22 indicates that you recorded a debit to retained earnings in accounting for RAC merger because RAC had a net book value accumulated deficit. You also note that the issuance of Series B preferred stock, the RAC merger, and the acquisition of NextMedium were all conducted on the same date under common control. Tell us the amount of debit to retained earnings in RAC merger and further tell us why these transactions should not be accounted for as a single transaction with the debit being allocated to the shares of stock issued. In your response, please tell us the accounting literature you relied on when accounting for the issuance of Series B preferred stock as a separate transaction. Specify whether the financing was contemplated together with the acquisition of ROIM business and the IP assets from BAT.

In response to the Staff’s comment, the Company notes that the debit to additional paid in capital in the RAC merger was $5.0 million. The Company recorded the RAC merger and NM acquisition separately because they had different minority stockholders who received different forms of capital stock in the transactions (i.e., the RAC holders received Series A-1 preferred stock and common stock in the RAC Merger, and NM holders received Series A preferred stock and common stock in the NM acquisition). The Company considered RAC and NM to be transferred to the Company by the stockholders who had common control of these entities. We recorded the issuance of the Series B preferred stock as a separate transaction following the guidance of ASC 480-10-S99-3A. The Series B preferred stockholders were largely third party stockholders except for approximately 3.3% of the Series B shares that were sold to Miramar Venture Partners, then an existing stockholder of Veritone, and 3.3% of the Series B shares that were sold to VIF I, LLC, whose manager was (and is) Chad Steelberg.

The issuance of the Series B preferred stock was a component of the series of transactions that occurred in June and July 2014 when Veritone was formed, capital was raised, and RAC was merged into Veritone and Veritone acquired all of the membership interests in NM.

Approximately $4.9 million of the proceeds from the Series B financing was used to repay the notes payable that were assumed by Veritone in the RAC Merger. We did not combine the accounting for the Series B preferred stock issuance with the RAC merger and the NM acquisition (and the related issuance of the Series A-1 and Series A preferred stock) because the holders of the Series B preferred stock were primarily third-party investors. This presentation follows the guidance in the Deloitte DART “Roadmap to Common Control Transactions,” which interprets ASC 805-50-45-5, providing that the equity accounts of the separate entities are combined following the common control transaction. Since the Series B preferred stock was issued primarily to third party investors, we treated the Series B financing as a separate transaction of Veritone. However, since Veritone’s issuance of the Series A and Series A-1 preferred stock was combined with Veritone’s equity accounts (which included the issuance of the Series B preferred stock), once the accounting for the common control transactions and the issuance of the Series B preferred stock is recorded, the impact of these transactions is combined in Veritone’s consolidated balance sheets.

11.	We note your response to the third bullet point in prior comment 22 and we reissue this comment. In your response, please tell us how you considered the beneficiary conversion features, if any, of your preferred shares that are convertible from the accrued liquidation preference at 8% per annum. In particular, tell us whether you considered the accrued liquidation preference to be “discretionary” under 470-20-30-17 and how you determined the commitment date under ASC 470-20-30-18.

The commitment date for the Series A-1, A and B preferred stock was in July 2014, which is when the preferred stock agreements and the NM acquisition documents were executed and the mergers were completed. In response to the Staff’s comment, the Company notes that it evaluated whether the Series A-1, A and B preferred stock had a beneficial conversion feature at their issuance date. The original issue price for the Series A-1 and A was $1.76 per share, and for the Series B it was $4.85 per share. At the time the preferred stock was issued, the fair value of the Company’s common stock was $0.90 per share. Each series of preferred stock was convertible to common stock on a one-for-one basis at the date such preferred stock was issued. Since the original issue price of the preferred stock was greater than the fair value of the Company’s common stock, the preferred stock did not have a beneficial conversion feature due to the preferred stock’s conversion rights.

We also considered if the accrued liquidation preference of eight percent per year was considered non-discretionary, which could impact the determination of whether a beneficial conversion feature existed. We noted that the preferred stock’s accumulated liquidation preference increases over time. For example, if the preferred stock is converted to common stock one year after it was issued, the holder would receive more shares of common stock than if the holder elected to convert the preferred stock at the original issuance date. Because the number of shares that would be issued in the future is greater than the number of shares that would be issued at an earlier date, the accumulated liquidation preference is considered “discretionary” under ASC 470-20-30-17b. Because the accumulated liquidation preference is discretionary, it does not result in a beneficial conversion feature.

Note 6. Stockholders’ Equity (Deficit)

Stock-Based Compensation, page F-21

12.	We note your response to prior comment 24. When available, please tell us your proposed IPO price and when the underwriters first communicated their estimated price range and amount for your stock. In addition, we note on pages F-22 and F-23 that the average fair value for the restricted shares and share options granted during the nine-months ended September 30, 2016 were $0.85 and $0.90, respectively. On page F-20, we note you recorded share-based compensation expense of approximately $1.4 million or $0.90 per share for the shares issued to your founders in April 2016. For these grants, describe how you estimated the fair values of your underlying shares of common stock. In this regard, we note the significant increase in the estimated fair value of common stock of $4.50 per share in October 2016 as mentioned in your response to prior comment 24. Reconcile and explain the difference between the fair value of the underlying stock in April 2016 to the estimated fair value as of October 2016 (i.e., $0.90 to $4.50).

In response to the Staff’s comment, the Company notes that underwriters for this offering have not yet provided the Company with an estimated offering price range for the shares of common stock to be issued in this offering nor have they provided the Company with a preliminary pre-money valuation of the Company. The Company plans to conduct test-the-waters discussions with select investors over the next two weeks so that the underwriters will be able to provide the Company with some indication of the Company’s valuation and the estimated offering price range for the preliminary prospectus.

The Company will provide additional information supplementally to the Staff to respond to the remaining questions in this comment.

Note 8. Related Party Transactions, page F-23

13.	Your response to prior comment 27 states that BAT was a related party at the time of the share repurchase. Revise your disclosure to include the BAT share repurchase transaction or tell us why you believe such disclosure should be excluded. We refer you to ASC 850-10-50-1.

In response to the Staff’s comment, the Company notes that it has revised the disclosures on in Note 7 of the Consolidated Financial Statements commencing on page F-21 of the Registration Statement to include the BAT share repurchase transaction as it was considered a related party transaction.

Note 10. Note Payable, page F-26

14.

The Investment Agreement provides for the issuance of a five-year Primary Warrant to Acacia to purchase shares of your Class A common stock. We also note on your consolidated balance sheet as of September 30, 2016 that the balance of deferred issuance costs of $8.3 million approximates the fair value of the Primary Warrant at the time of issuance on August 15, 2016. It appears you treat the value of the Primary

Warrant as a deferred cost for the initial public offering of you[r] common stock. If this is the case, tell us why you believe the cost is directly and incrementally related to your IPO as opposed to the issuance of promissory note of $20 million given the fact that the notes and the Primary Warrant were concurrently issued. We refer you to ASC 470-20-05-2 to 05-3 and ASC 340-10-S99-1.

In response to the Staff’s comment, the Company notes that it considered if the Primary Warrant should be linked to the issuance of the Acacia Note or the initial public offering of the Company’s common stock. The Company considered the following three factors when it evaluated the accounting for the Primary Warrant:

1.	The Investment Agreement with Acacia stated that the Company and Acacia wish to cooperate in efforts to facilitate the consummation of a Public Offering by the Company and provide for the investment by Acacia in the Company of an aggregate of up to $50 million;

2.	The value of the Primary Warrant at the time of its issuance was equal to approximately 84% of the notional amount of the Acacia Note, meaning that if the value of the Primary Warrant was treated as a discount to the Acacia Note, the effective interest charge for the Acacia Note would increase from six percent to over five hundred percent; and

3.	The Acacia Note had its own warrants (i.e. the Company issued a $700,000 warrant to Acacia when the first $10 million tranche of the convertible note was issued to Acacia in August 2016; and we issued two additional $700,000 warrants to Acacia when the second $10 million tranche of the convertible note was issued to Acacia in November 2016).

The Company concluded that it was not appropriate to account for the Primary Warrant as a discount to the Acacia Note because that would conflict with the intention of the parties. Also, the effective interest rate on the Acacia Note would be well above a market rate, and the Company issued separate warrants to Acacia in connection with the Acacia Note borrowings. The Company concluded that the alternative accounting treatment for the Primary Warrant, as a deferred cost of the initial public offering of its common stock, was appropriate.

***

Should the Staff have any further questions or comments regarding this submittal, please contact the undersigned at (949) 399-7130.

Sincerely,

MORGAN, LEWIS & BOCKIUS LLP

/s/ Ellen Bancroft

Ellen S. Bancroft, Partner

CC:	Chad Steelberg, Chief Executive Officer

Peter F. Collins, Chief Financial Officer

Jeffrey B. Coyne, Executive Vice President & General Counsel, Veritone, Inc.

Ryan C. Wilkins, Esq., Stradling, Yocca, Carlson & Rauth, P.C.